                                    BIOVAIL

                           CORPORATION INTERNATIONAL





                                      LOGO





                              INTERIM REPORT 1999

                                 FIRST QUARTER

DEAR FELLOW SHAREHOLDER

I am pleased to report that the first quarter of 1999 has been an excellent one for Biovail. The company has begun the year once again posting record quarterly financial results. Many factors contributed to these results, which continue to build on our achievements of last year. In addition to steady progress in our core business operations and increasing sales across our portfolio, the first quarter was marked by a significant international licensing agreement and several exciting milestones in our Canadian marketing endeavours.

TIAZAC(R) EXPANSION

In 1998, Biovail achieved record production and shipment levels of Tiazac(R), the Company's once-daily diltiazem medication. This was driven by steady market growth in the US for the hypertension indication, as well FDA approval for the treatment of angina and the introduction of a 420mg dosage - making Tiazac(R) the only 420mg once daily diltiazem product available in the large US market.

     In the first quarter of this year, Tiazac(R)'s potential in Canada was bolstered tremendously by its inclusion in the Ontario Drug Benefit Formulary
(ODBF). Crystaal, Biovail's Canadian marketing division, had restricted access to Ontario, which represents 42% of the Cdn. $123 million diltiazem market in Canada. With the ODBF listing, market share is expected to grow significantly.

CITALOPRAM JOINT DEVELOPMENT AND CO-PROMOTION

In January, Biovail announced an exciting agreement to develop a novel controlled release formulation of the leading anti-depressant Citalopram. As part of a multi-faceted deal concluded with Citalopram's innovator, H. Lundbeck A/S of Denmark, Biovail will develop, manufacture and supply a controlled release version of Citalopram for commercialization by Lundbeck and its licensees. The deal also calls for Crystaal to co-promote with Lundbeck the current version of Citalopram in Canada.

     Clinical depression affects countless people around the world, including one in ten Americans, and is associated with greater levels of physical and social impairment than other chronic conditions, including heart disease.

     Citalopram, a selective serotonin reuptake inhibitor, is marketed in more than 60 countries under the brand names Celexa, Cipramil and Seropram. The worldwide annual market for this class of anti-depressants is estimated to be in excess of $7 billion, with an annual growth rate of 17%.

     Citalopram has been shown to have an improved side effect profile and lower incidence of drug interactions compared to many other serotonin reuptake inhibitors. It is currently the best selling anti-depressant in 13 countries, including eight in Europe, where its sales are growing at the rate of 28% annually.

CRYSTAAL PORTFOLIO EXPANSION

The first quarter of 1999 has been an extremely busy one for Crystaal, the Company's Canadian marketing operation. In February, Health Canada's Therapeutic Products Programme approved the marketing of Celexa (Citalopram) for the symptomatic relief of depression. Under the terms of the recently completed agreement, Crystaal will co-promote Celexa in collaboration with Lundbeck Canada. Crystaal will concentrate its efforts on primary care physicians, where their strong sales network is already well established. The Canadian anti-depressant market is valued at approximately US$300 million annually. In addition, it is estimated that only a third of the 20-25% of Canadians who suffer from depression presently receive appropriate treatment.

     Also in the first quarter, Crystaal received marketing approval in Canada for Brexidol, a unique product for the treatment of mild to severe pain, including sports injuries, post-operative pain, primary dysmenorrhea, dental pain and headache. Brexidol, utilizes the Nobel Prize winning Host-Guest chemistry system, in-licensed from Chiesi Farmaceutici S.p.a.

     Brexidol will compete in the Canadian pain and anti-inflammatory product market, valued at approximately US$150 million annually. The product has been marketed in Europe for nearly 10 years and has established an excellent safety and efficacy record in over 20 million patients.

     The addition of Celexa and Brexidol further enhances Crystaal's already impressive portfolio of exciting products, which also includes: Tiazac(R), Retavase, d-methylphenidate and Corlopam.

RECORD FINANCIAL RESULTS

Biovail marked the start of 1999 with record first quarter financial results. Revenues for the first quarter of 1999 were $28.2 million, a 29% increase over 1998 first quarter revenues of $21.9 million. Operating income for the first quarter was $11.6 million, a 38% improvement over 1998 first quarter figures of $8.4 million. Net income for the first quarter of 1999 was $8.3 million, or $0.34 per share, compared to net income of $7.8 million, or $0.29 share, realized in the first quarter of 1998.

     With this extremely positive start to 1999, and the continued progress in our sales and product development activities, the Company is well positioned for another excellent year.

     On behalf of the Board, I would like to thank all of our employees for their dedication and hard work, and our shareholders for their continued support of our Company.


(signed) Eugene Melnyk

EUGENE MELNYK
Chairman of the Board
consolidated balance sheets


(All dollar amounts are expressed in thousands of U.S. dollars)

                                          MARCH 31,     December 31,
                                            1999             1998
                                        (Unaudited)       (Audited)
                                        -----------       ---------
ASSETS
Current
 Cash and short-term deposits           $   79,256       $   78,279
 Accounts receivable                        41,383           42,768
 Inventories                                13,760           10,542
 Executive loans                             2,975            2,924
 Deposits and prepaids                       3,254            3,357
                                        ----------       ----------
                                           140,628          137,870
LONG-TERM INVESTMENTS                       10,055           10,055
CAPITAL                                     24,818           23,677
OTHER, net                                  27,769           28,317
                                        ----------       ----------
                                        $  203,270       $  199,919
                                        ==========       ==========

LIABILITIES
Current
 Accounts payable                       $    7,319       $   12,244
 Accrued liabilities                         8,147            4,129
 Income taxes payable                          594            1,004
 Customer prepayments                       13,956            4,516
 Current portion of long-term debt             733              653
                                        ----------       ----------
                                            30,749           22,546
LONG-TERM DEBT                             125,836          126,182
                                        ----------       ----------
                                           156,585          148,728
                                        ----------       ----------

SHAREHOLDERS' EQUITY
 Share capital                              20,939           19,428
 Warrants                                    8,244            8,244
 Retained earnings                          18,345           24,748
 Cumulative translation adjustment            (843)          (1,229)
                                        ----------       ----------
                                            46,685           51,191
                                        ----------       ----------
                                        $  203,270       $  199,919
                                        ==========       ==========

consolidated statements of income


(all dollar amounts except per share data are expressed in thousands of U.S. dollars)

                                              Three Months Ended
                                                   March 31,
(Unaudited)                                  1999             1998
-----------                                  ----             ----
REVENUE
 Product Sales                          $     12,562     $     11,467
 Research and development                      6,717            7,844
 Royalty and licensing                         8,952            2,578
                                        ------------     ------------
                                              28,231           21,889
                                        ------------     ------------

EXPENSES
 Cost of goods sold                            5,039            5,142
 Research and development                      5,324            4,029
 Selling, general and administrative           6,245            4,311
                                        ------------     ------------
                                              16,608           13,482
                                        ------------     ------------

OPERATING INCOME                              11,623            8,407
INTEREST INCOME (EXPENSE), net                (2,792)             (68)
                                        ------------     ------------

INCOME BEFORE INCOME TAXES                     8,831            8,339
PROVISION FOR INCOME TAXES                       533              491
                                        ------------     ------------

NET INCOME                              $      8,298     $      7,848
                                        ============     ============

EARNINGS PER SHARE                      $       0.34     $       0.29
                                        ============     ============

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                 24,603,400       26,736,000
                                        ============     ============

consolidated statements of cash flows

(all dollar amounts data are expressed in thousands of U.S. dollars)


                                                      Three Months Ended
                                                            March 31,
(Unaudited)                                          1999               1998
-----------                                          ----               ----
NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES

OPERATING
 Net income for the period                       $     8,298       $     7,848
 Depreciation and amortization                         1,489             1,164
                                                 -----------       -----------
                                                       9,787             9,012
                                                 -----------       -----------
Changes in non-cash operating items:
(Increase) decrease accounts
receivable                                             1,466            (3,191)
(Increase) decrease inventory                         (3,030)           (2,332)
(Increase) decrease deposits
& prepaid expenses                                       103               (78)
Increase (decrease) accounts
payable & accrued liabilities                           (383)              339
Increase (decrease) income
taxes payable                                           (386)              135
Increase (decrease) customer
prepayments                                            9,440             4,511
                                                 -----------       -----------
                                                       7,210              (616)
                                                 -----------       -----------
                                                      16,997             8,396
                                                 -----------       -----------

INVESTING
Additions to fixed assets, net                        (1,611)           (1,207)
Executive stock purchase plan loans                      (52)              213
Acquisition of royalty interest                            -           (15,000)
Long-term investments                                      -            (7,500)
                                                 -----------       -----------
                                                      (1,663)          (23,494)
                                                 -----------       -----------

FINANCING
Acquisition of share capital                         (14,933)                -
Issuance of share capital                              1,424             3,660
Reduction in other long-term debt                       (300)             (597)
Repayment of other long-term debt                          -            15,000
                                                 -----------       -----------
                                                     (13,809)           18,063
                                                 -----------       -----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                 (548)                8
                                                 -----------       -----------
INCREASE (DECREASE) IN CASH                              977             2,973
                                                 -----------       -----------
CASH, AND SHORT TERM DEPOSITS,
BEGINNING OF PERIOD                                   78,279             8,275
                                                 -----------       -----------
CASH, AND SHORT TERM DEPOSITS,
END OF PERIOD                                    $    79,256       $    11,248
                                                 ===========       ===========

corporate information

BOARD OF DIRECTORS

Eugene Melnyk
Chairman of the Board
Biovail Corporation International

Bruce Brydon
Chief Executive Officer
Biovail Corporation International

Robert Podruzny
President and Chief Operating Officer
Biovail Corporation International

Kenneth Cancellara, Q.C.
Senior Vice President
General Counsel and Secretary
Biovail Corporation International

Rolf Reininghaus
Senior Vice President
Biovail Corporation International
President
Crystaal Division of Biovail Corporation International

Wilfred Bristow
Senior Vice President
Nesbitt Burns Inc.

Roger Rowan
President and Chief Operating Officer
Watt Charmichael Inc.

Robert Vujea
President
R&D Chemical Corporation

AUDITORS                           REGISTRARS AND TRANSFER AGENTS
Deloitte & Touche,                 CIBC Mellon Trust Company
Chartered Accountants              Toronto, Ontario
Toronto, Canada

                                   ChaseMellon
STOCKLISTING                       Shareholder Services
New York Stock Exchange            New York, USA
Toronto Stock Exchange
Symbol: BVF
shareholder information

Head office
Biovail Corporation International
2488 Dunwin
Drive
Mississauga, Ontario
Canada L5L 1J9

The Annual Meeting of Shareholders The annual meeting of shareholders will be held at 10:00 a.m.Thursday, July 22, 1999 at the Royal York Hotel, Territories Room, 100 Front Street, Toronto, Ontario.

How to Reach Us for More Information For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

By mail:
Biovail Corporation International
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

By phone:
(416) 285-6000

By fax:
(416) 285-6499

By e-mail:
ir@biovail.com

                                    BIOVAIL

                           CORPORATION INTERNATIONAL















            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9